JOHN H. LIVELY, Managing Partner

john.lively@practus.com

11300 Tomahawk Creek Pkwy., Suite 310

Leawood, KS 66211

(913) 660-0778

April 9, 2024

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

World Funds Trust (File Nos. 333-148723 and 811-22172)

T-Rex 1.5X Long Spot Bitcoin Daily Target ETF

T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF

T-Rex 1.75X Long Spot Bitcoin Daily Target ETF

T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF

T-Rex 2X Long Spot Bitcoin Daily Target ETF

T-Rex 2X Inverse Spot Bitcoin Daily Target ETF

Dear Mr. Mathews:

This letter provides the responses of World Funds Trust (the “Trust”) to the supplemental comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that you provided to Practus, LLP on April 5, 2024. The comments related to three Post-Effective Amendments (each, a “PEA” and collectively, the “PEAs”) to the registration statement of the Trust, which were each filed on January 3, 2024, under Rule 485(a) of the Securities Act of 1933, as amended. Each PEA was filed to register shares of two new series of the Trust: (i) PEA No. 431 was filed to register the T-Rex 1.5X Long Spot Bitcoin Daily Target ETF and T-Rex 1.5X Inverse Spot Bitcoin Daily Target ETF; (ii) PEA No. 432 was filed to register the T-Rex 1.75X Long Spot Bitcoin Daily Target ETF and T-Rex 1.75X Inverse Spot Bitcoin Daily Target ETF; and (iii) PEA No. 433 was filed to register the T-Rex 2X Long Spot Bitcoin Daily Target ETF and T-Rex 2X Inverse Spot Bitcoin Daily Target ETF (each a “Fund”, and together the “Funds”). We note that this is the third set of comments provided by the Staff with respect to the PEAs, and we have previously submitted two correspondence letters to the Staff responding to those previously provided comments (the “Previous Response Letters”). For your convenience, I have summarized the supplemental comment in this letter and provided the Trust’s response below such comment. Capitalized terms not defined in this letter shall have the same meaning ascribed to such term in the PEAs.

Mr. David Mathews

Attorney-Adviser

Division of Investment Management

U.S. Securities and Exchange Commission

April 9, 2024

1.	Comment: The Staff would like to provide the Trust with an opportunity to describe why the Reference ETPs included in the Funds’ registration statement have sufficient market interest and publicly available information to be included as a Reference ETP for investment by the Funds notwithstanding that such Reference ETP may not currently be eligible to file a shelf registration statement on Form S-3 for a primary offering of non-investment grade securities pursuant to general instruction (i)(b) of Form S-3.

Response: Each Reference ETP, including the Grayscale Bitcoin Trust, which is currently eligible to file a shelf registration statement on Form S-3, has publicly available information on its website including its prospectus, premium/discount information and net asset value and market price. Performance information for the Reference ETPs is available on the website to the extent reportable. The SEC’s EDGAR website for each Reference ETP includes its registration statement and other regulatory filings such as shareholder reports. Further, each Reference ETP has publicly available information on financial websites (such as Yahoo Finance) stating its trading volume, both daily and average trading volume, and other information such as its daily opening, bid and asking prices on the exchange on which it is traded and its current net asset value and net assets. In addition, Morningstar has provided each Reference ETP with a Morningstar Category and other information such as its performance. The Trust believes that these facts establish that there is sufficient publicly available information about each Reference ETP. Further, the Trust believes that there is sufficient market interest in each Reference ETP particularly because of its trading volume and the substantial level of assets achieved by many of the Reference ETPs in approximately one quarter of operations.

The Trust also notes that the Reference ETPs are grantor trusts, which engage in no activities other than to create and redeem their securities and purchase and sell Bitcoin (depending upon whether the Reference ETP has net purchases or redemptions on a particular day). Each share of a Reference ETP represents a fractional undivided beneficial interest in the net assets of the Reference ETP. The Reference ETP does not exercise discretion with respect to whether to purchase or sell Bitcoin. As a result, the risks to investors in the Funds are primarily driven by the price of Bitcoin, which in turn drives the price of the Reference ETP. The Trusts have disclosed all the material risks of investing in a Fund, the returns and risks of which are driven by exposure to Bitcoin.

*            *            *

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively
John H. Lively

2